PROMISSORY NOTE



$_______________              _______________,  _______________
                                   (City)            (State)

                                        _______________, 19___

          FOR VALUE RECEIVED, on the ______ day of _____________, 199__ I promise to pay to the order of Cerner Corporation, the sum of _______________ Dollars ($_________________) together with interest from the date hereof until paid at the rate of _________ percent (______%) per annum. Interest is payable annually at my option, but if deferred, interest will compound annually at the foregoing interest rate. This Note may be accelerated pursuant to the terms of the Cerner Corporation Executive Stock Purchase Plan.



                         ________________________________

                         Name: __________________________